UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. )*

Signet International Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)
82670H109
(CUSIP Number)

Xiaoping Zhang c/o Golden Ally Lifetech Group, Inc. 635 W Foothill Blvd. Monrovia, CA 91016
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 6, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	82670H109

1	NAMES OF REPORTING PERSONS
Xiaoping Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO1
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
650,000,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
650,000,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
650,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.65%[2]
14	TYPE OF REPORTING PERSON (See Instructions)
OO

[1]	The shares were acquired in connection with the Share Exchange described in Item 3 and the reporting person did not pay any cash as consideration.
[2]	Based upon 8,495,761,902 shares of common stock of the Issuer outstanding in the aggregate as of April 6, 2022.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.00001 per share, of Signet International Holdings, Inc., a Delaware corporation, with principal executive offices located at 901 S Mopac Exp Building 1 Suite 300, Austin, TX 78746.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed on behalf of Xiaoping Zhang.

(b)	The principal business address for the Reporting Person is 635 W Foothill Blvd., Monrovia, CA 91016.

(c)	The principal occupation of Xiaoping Zhang is to be a partner of the Company’s business in Asia.

(d)	Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Xiaoping Zhang is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Considerations

On February 28, 2022, the Company, Golden Ally, Estate of Ernest W. Letiziano, Ms. Hope Hillabrand and Mr. Thomas Donaldson (collectively, the “Former Controlling Shareholders”) entered into a Share Purchase and Exchange Agreement (the “SPA”). The closing (the “Closing”) of the transactions contemplated by the SPA took place on April 6, 2022. At the Closing, the Former Controlling Shareholders sold to Golden Ally their capital stock of the Company (the “Control Block Shares”), consisting of 5,000,000 shares of Series A Convertible Super Preferred Stock (convertible into 50,000,000 common shares) and 4,474,080 common shares of the Company for $375,000 in cash (the “Purchase”).  The Control Block Shares represented approximately 77.2% of the total issued and outstanding voting power of the Company immediately prior to the Closing. Golden Ally paid the cash consideration of the Purchase out of its working capital. Immediately after the completion of the Purchase, Golden Ally caused the shareholders of Golden Ally (the “Golden Ally Shareholders”) to sell, assign and transfer to the Company all of their Golden Ally shares in exchange for newly issued shares of the Company as follows: (i) each share of Golden Ally Class A common stock was exchanged for one share of the Company’s Series A Preferred Stock, par value $0.00001 per share; and (ii) each share of Golden Ally Class B common stock was exchanged for one share of the Company’s Common Stock, par value $0.00001 per share (collectively, the “Share Exchange”). After the completion of the Share Exchange, Golden Ally became a wholly-owned subsidiary of the Company. Holders of the Company’s Series A Preferred Stock have ten (10) votes per share held on all matters submitted to the shareholders of the Company for a vote thereon, and each share of Series A Preferred Stock is convertible at the option of the holder into one (1) share of Company’s Common Stock.  The foregoing descriptions of the terms of the SPA are qualified in their entirety by reference to the full texts of such agreement attached hereto as Exhibit 99.1 and incorporated herein by reference.

Immediately prior to the Closing, Xiaoping Zhang owned 650,000,000 shares of Golden Ally Class B common stock.

At the Closing and as a result of the Share Exchange, Xiaoping Zhang acquired 650,000,000 shares of the Company’s Common Stock (the “Zhang Shares”). Xiaoping Zhang did not pay any cash consideration the Zhang Shares.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Person, in its capacity as a stockholder of the Issuer, may engage in discussions with management, one or more members of the board of directors, one or more other stockholders, one or more representatives and/or other relevant parties of the Issuer regarding the Issuer, including but not limited to its operations, or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, and may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, market conditions or other factors.

Other than as described above, the Reporting Person currently does not have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Person may, at any time and from time to time, review or reconsider his position, change his purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, the Reporting Person may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing stockholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13.

Item 5. Interest in Securities of the Issuer

The responses of the Reporting Person to rows (7) through (13) of the cover page of this Schedule 13D are hereby incorporated by reference in this Item 5.

(a)	The Zhang Shares represent approximately 7.65% of the total issued and outstanding shares of Common Stock of the Company. The calculation of the above percentages is based on 8,495,761,902 shares of Common Stock outstanding as of April 6, 2022.

(b)	Xiaoping Zhang has the sole voting and dispositive power over the Zhang Shares.

(c)	Except as disclosed in this Schedule 13D, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the other persons named in Item 2, has effected any transaction in the Common Stock during the past 60 days.

(d)	To the knowledge of the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 of this Statement is hereby incorporated by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

99.1.

Share Purchase and Exchange Agreement entered into between Golden Ally Lifetech Group Co., Ltd., Signet International Holdings, Inc., Estate of Ernest W. Letiziano, Ms. Hope Hillabrand, and Mr. Thomas Donaldson on February 28, 2022.*

*	Incorporated by reference to Appendix C to the Issuer’s SCHEDULE 14C and SCHEDULE 14F-1, filed with the SEC on March 16, 2022.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2022	Xiaoping Zhang
/s/ Xiaoping Zhang